August 24, 2010

Securities and Exchange Commission	By Facsimile: (703) 813-6982
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549

Attention:     H. Roger Schwall, Assistant Director

Re:	Form 10-K for the fiscal year ended December 31, 2009 Filed March 9, 2010 File No. 1-02199

Ladies and Gentlemen:

We have received your letter dated July 29, 2010 (your “Comment Letter”), addressed to Mr. Victor M. Perez, Chief Financial Officer of Allis-Chalmers Energy Inc. (“we,” “us” or “Allis-Chalmers”), pursuant to which you provided comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on our Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (our “Annual Report”) and on our most recent Definitive Proxy Statement on Schedule 14A (our “Proxy Statement”).  In response to the Staff’s comments, we are submitting this response letter to you.

For your convenience, the comments contained in your comment letter are set forth below verbatim in italicized text.  Our responses appear below in the plain text following the copies of your comments.

Form 10-K

General

1.
In light of recent events in the Gulf of Mexico, please review your disclosure to ensure that you have disclosed all material information regarding your potential liability in the event that one of your rigs is involved in an explosion or similar event.

Our Response:

We do not own or operate offshore rigs in the Gulf of Mexico or elsewhere. However, we do provide services and rental equipment to owners and operators of offshore rigs in the Gulf of Mexico, and we generally allocate the associated risk of liability as described below in our responses to your more specific comments.

Securities and Exchange Commission
Division of Corporation Finance
August 24, 2010

Please address the following:

•
Describe the instances or contracts, as applicable, for which you have not been able to obtain contractual indemnity against liability for pollution, well and environmental damages, etc. Your response should address individual contracts and/or groups of contracts by customer or geographic area, to the extent material and meaningful under the circumstances;

Our response:

We enter into master service agreements establishing the terms and conditions under which we provide oilfield services to our customers.  These master service agreements generally require our customers to indemnify us against claims relating to pollution or other environmental liabilities arising from subsurface conditions or resulting from drilling activities of our customers or their operators.   However, pursuant to these agreements, we retain potential liability for any gross negligence or willful misconduct on our part.

•
Please provide further context regarding the disclosure about indemnification at page 20 where you state that “drilling contracts provide for the division of responsibilities between a drilling company and its customer, and we generally obtain indemnification from customers by contract for some of these risks. However, there maybe limitations on the enforceability of indemnification provisions that allow a contractor to be indemnified for damages resulting from the contractor’s fault;”

Our response:

Our master services agreements are designed to allocate potential liabilities relating to our services and the activities of our customers between us, on the one hand, and our customers, on the other.  Generally, our customers agree to indemnify us against claims arising from their employees’ personal injury or death, unless resulting from our gross negligence or willful misconduct.  Similarly, we agree to indemnify our customers for liabilities arising from personal injury to, or death of, any of our employees, unless resulting from gross negligence or willful misconduct of the customer.  In addition, our customers agree to indemnify us for loss or destruction of customer-owned property or equipment, and in turn, we agree to indemnify our customers for loss or destruction of property or equipment we own.  However, for equipment we rent to our customers, our contracts generally provide that the customer is responsible for the replacement of any damaged or lost equipment in their care.  Losses due to catastrophic events, such as blowouts, are generally the responsibility of the customer. However, despite this general allocation of risk, we might not succeed in enforcing such contractual allocation or we might incur an unforeseen liability falling outside the scope of such allocation.

Securities and Exchange Commission
Division of Corporation Finance
August 24, 2010

•
Disclose whether your existing insurance would cover any claims made against you by or on behalf of individuals who are not your employees in the event of personal injury or death, and whether your customers would be obligated to indemnify you against any such claims;

Our response:

Generally, our customers agree to indemnify us against claims arising from their employees’ personal injury or death, unless resulting from our gross negligence or willful misconduct.  Similarly, we generally agree to indemnify our customers for liabilities arising from personal injury to, or death of, any of our employees, unless resulting from gross negligence or willful misconduct of the customer.  Our general liability insurance policy would cover indemnity claims against us, subject to any typical and customary policy exclusions.

•	Disclose the applicable deductibles and policy limits related to your insurance coverage, including the deductibles and policy limits for property damage to your offshore operations;

Our response:

Our general liability insurance policy generally covers third-party bodily injury and property damage, subject to policy exclusions.  The limits and deductibles for this policy are as follows:

•	General Aggregate $2,000,000

•	Products/Completed Operations Aggregate $2,000,000

•	Occurrence Limit $1,000,000

•	Personal / Advertising Injury Limit $1,000,000

•	Deductible (Bodily Injury & Property Damage Combined) Per Claim $100,000

In addition, our general liability insurance policy is scheduled under our umbrella / excess liability insurance policy, which provides $30 million in coverage.  We also have workers compensation insurance coverage up to $1,000,000.

Securities and Exchange Commission
Division of Corporation Finance
August 24, 2010

•	Provide further detail on the risks for which you are insured for your offshore rigs; and

Our response:

We do not own or operate offshore drilling rigs, nor do we produce oil or gas offshore.  Accordingly, we do not maintain liability insurance for such operations.  We do rent equipment to some of our customers for offshore use, but we generally allocate all associated potential liabilities to the customers that lease the equipment from us, absent gross negligent or willful misconduct on our part.

•	Clarify your insurance coverage with respect to any liability related to any resulting negative environmental effects..

Our response:

We have a contractors pollution liability insurance policy of $10 million with a $200,000 deductible, and all environmental claims would be subject to the terms, conditions and exclusions of that policy.  Our umbrella policy does not apply to the contractors pollution liability policy.

2.
In this regard, discuss what remediation plans or procedures you have in place to deal with the environmental impact that would occur in the event that [sic] of an oil spill or leak from of [sic] your offshore operations.

Our response:

We do not own or operate offshore drilling rigs nor do we produce oil and gas offshore.  We carry contractors pollution liability insurance, which insures us against claims relating to environmental liabilities arising from our activities.  We believe our activities could not result in us becoming responsible for liabilities relating to offshore oil spills or leaks.  Accordingly, we do not have remediation plans or procedures in place to deal with the environmental impact of an offshore oil spill or leak.

3.
We note that on July 12, 2010, the Bureau of Energy Management, Regulation, and Enforcement, issued a moratorium that applies to all drilling operations that use subsea blowout preventers (BOP) or surface BOPs on floating facilities. Please tell us the impact such a planned moratorium in the Gulf of Mexico will have or has had on your exploratory and/or production drilling activities, and please also disclose any resulting impact that this will have on your production from wells in the Gulf of Mexico.

Our response:

We do not engage in exploratory and/or production drilling activities in the Gulf of Mexico.  However, we do rent pipe and other tools to exploration and production companies in the Gulf of Mexico.  In response to the moratorium in the Gulf of Mexico, many of our customers have returned leased equipment to us and we have experienced a reduction in our aggregate rental fees derived from the Gulf of Mexico.  This has had a negative effect on our Rental Services segment.

Securities and Exchange Commission
Division of Corporation Finance
August 24, 2010

Definitive Proxy Statement on Schedule 14A

General

4.
Please confirm in writing that you will comply with the following comments in all future filings. Provide us also with an example of the disclosure you intend to use in each case. After our review of your responses, we may raise additional comments.

Our response:

Please see our response to your comment number 5, which appears below.  We confirm that in all future filings, we will comply with disclosure requirements of Regulation S-K, to the extent applicable to us.

5.
We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Our response:

The Compensation Committee of our Board of Directors determined that the risks arising from its compensation policies and practices for our employees are not reasonably likely to have a material adverse effect on our company. In their discussions, members of our Compensation Committee considered several factors, including the following:

•
Our compensation program is balanced between annual and longer-term performance opportunities.   Annual salaries of our executives are designed to be competitive, and adjustments to base salaries were made in February 2010 to make salaries more in line with the market median.  The incentive portion of executive compensation is aligned with our business strategies and focused on long-term growth and sustained stockholder value, since a significant portion of executive compensation is in the form of equity awards originally designed to vest over multiple years.

•
The portion of “at risk” executive pay is dependent upon the achievement of specific corporate and individual performance goals.  These corporate goals have pre-established thoughtful threshold, target and maximum award limits.

•
There is no specific unit of the company that carries a significant portion of the company’s risk profile and no segment of the company has compensation structured significantly different from other segments of the company.

* * *

Securities and Exchange Commission
Division of Corporation Finance
August 24, 2010

Furthermore, in accordance with the instruction set forth in your Comment Letter, we acknowledge that:

•	Allis-Chalmers is responsible for the adequacy and accuracy of the disclosure in our filings with the SEC, including our Annual Report and our Proxy Statement.

•
Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking action with respect to our filings with the SEC, including our Annual Report and our Proxy Statement.

•	Allis-Chalmers may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States of America.

We are filing this letter today via EDGAR in compliance with the instruction set forth in your comment letter.

If you have any further comments, please contact the undersigned by telephone at (713) 369-0550 or by fax at (713) 369-0555, with a copy to our General Counsel, Theodore F. Pound, by fax at (713) 369-0555.  We thank you in advance for your prompt consideration of our responses.

Very truly yours, ALLIS-CHALMERS ENERGY INC.

By:	/s/ Victor M. Perez
Victor M. Perez

cc:	Sean Donahue, SEC
Michael Karney, SEC
Theodore F. Pound, Allis-Chalmers Energy Inc.
Robert V. Jewell, Andrews Kurth LLP
Henry Havre, Andrews Kurth LLP